

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 31, 2009

Mr. Christopher Glover
President and Chief Executive Officer
Flameret, Inc.
3280 Sunrise Highway, Suite 51
Wantagh, NY 11793

>   **RE: Flameret, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **File No. 333-162022**
>   **Filed December 18, 2009**

Dear Mr. Glover:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to prior comment one from our letter dated November 30, 2009 and the statement that the shares being offered "may be sold at a fixed price of $0.001 per share until [y]our common stock is quoted on the OTC Bulletin

Board and thereafter at prevailing market prices." Please revise to clarify that all shares will be sold at the fixed price as disclosed. In this regard, confirm that the offering may not be extended beyond the "25 days from the date of effectiveness" or advise us how you would undertake such an extension.

Description of Business, page 20

2.   We note your response to prior comment 14 from our letter dated November 30, 2009. However, it was unclear that the company responded completely to that comment, accordingly, we partially reissue. Please revise to address the technological resources required to develop your product and clarify whether there are any additional proprietary technologies, specialized equipment, etc. necessary to develop your product.

3.   We note your statement on page 23 that Mr. Glover has been "working with" Seatex. We also note, however, the statement that you have no agreement in place with the manufacturing company. It is unclear if you and Seatex have any understandings or arrangements for a future agreement. Please revise or advise.

Consolidated Financial Statements

4.   Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steven Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc. Leo Moriarty, Esq.
     (714) 316-1306